UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via Olgettina No. 58

20132 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-271901.

Other Events

Second Amendment to Development and Master Services Agreement

Effective December 24, 2024, the Company and AGC Biologics S.p.A. (“AGC”) entered into the Second Amendment (the “Second Amendment”) to the Development and Master Services Agreement, effective as of March 6, 2019 and as amended as of March 5, 2024 (the “MSA”). Pursuant to the MSA, AGC manufactures the Company’s lentiviral vector (“LVV”) and certain drug products for the Company’s ongoing clinical programs in Italy.

In conjunction with entry into the Second Amendment, the Company also entered into work statement No. 1 to manufacture, test and release certain of the Company’s cell therapy products.

The Second Amendment provides that AGC will reserve an exclusive GMP suite (the “EGS”) for the exclusive benefit for the Company in connection with manufacturing services for cell therapy and commit a specified number of full-time equivalent employees to the Company. In addition, AGC will make the EGS available for a specified number of weeks per a recurring 12 month period commencing in the first quarter of 2025. In the event this specified number of weeks is not reached, AGC will issue certain credit notes to the Company equal to the lost volume of activity. Further, if AGC is unable to offer EGC availability for this specified number of weeks over a 12 month period, AGC will issue the Company certain credit notes as a penalty based on formulas specified in the Second Amendment.

The Second Amendment also provides that AGC will charge the Company monthly fees during the ramp-up phase, which begins on such specified date in the first quarter of 2025 and is estimated to end in the third quarter of 2025, and annual fees, payable quarterly, once the ramp-up phase is completed, as specified in the work statement.

The above description of the Second Amendment is qualified in its entirety by reference to the Second Amendment, a copy of which is filed as Exhibit 10.1 and incorporated by reference herein.

Exhibits

Exhibit No.	Description

10.1†	Second Amendment to Development and Master Services Agreement, by and between the Company and AGC Biologics S.p.A., effective as of December 24, 2024.

† Portions of this exhibit (indicated with “***” markouts) have been redacted in accordance with Item 601(b)(10)(iv).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

	By:	/s/ Richard B. Slansky
	Name:	Richard B. Slansky
	Title:	Chief Financial Officer

Dated: December 30, 2024